Exhibit 99.1

Holder	Class A ordinary shares	Class A1 ordinary shares	Class B1 ordinary shares
667, L.P.	98,980	1,143,650	1,399,516
Baker Brothers Life Sciences, L.P.	2,700,597	11,638,314	14,658,102
Total	2,799,577	12,781,964	16,057,618